Exhibit 99.1

July 27, 2016

Catalyst announces second quarter results
Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) today announced results for the second quarter ended June 30, 2016.

The company recorded a net loss of $26.6 million and a net loss before specific items of $27.3 million in the second quarter. This compared to net earnings of $16.9 million and a net loss before specific items of $5.1 million in the previous quarter.

Adjusted Earnings Before Interest Tax Depreciation and Amortization (adjusted EBITDA) was negative $5.3 million and adjusted EBITDA before specific items was negative $1.1 million in the second quarter. This compares to adjusted EBITDA of $17.1 million and adjusted EBITDA before specific items of $17.7 million in the previous quarter.  Liquidity declined from $84.0 million as of March 31st to $74.5 million as of June 30, 2016.

Year to date adjusted EBITDA of $11.8 million was $17.0 million higher than the negative $5.2 million adjusted EBITDA reported in the same period last year.

Second quarter operating results were negatively impacted by the stronger Canadian dollar, lower production and sales volumes, the continued impact of the countervailing duty (CVD) on exports to the United States of supercalendered paper, and higher maintenance and power costs for the Canadian operations. Planned and unplanned maintenance outages at Crofton increased maintenance costs and reduced production volumes. This was partially offset by Revitalization program cost savings and revenue enhancement from product mix optimization.

"Although second quarter results were disappointing, operating results in the first half of 2016 were significantly better compared to the same period last year," said Joe Nemeth, President & Chief Executive Officer. "Our progress demonstrates that we are effectively driving down costs and growing the top line – key strategies that are foundational to our company's transformation."

Quarter Highlights

The company made excellent progress in safety reducing both its medical incident (MIR) and long-term incident (LTI) rates. In the second quarter, our MIR was 1.51 and our LTI was 0.60. Progress was due to a concerted effort to increase employee involvement in grassroots programs to strengthen personal accountability for safety.

Catalyst continued to see positive results with the Revitalization Program led by the U.S. mills, which are tracking ahead of schedule in realizing identified savings. Employees are taking ownership by driving cost reductions with a strong sense of urgency.

Planned and unplanned maintenance outages at Crofton drove increased maintenance costs and reduced production volumes. A total mill outage, recovery boiler and digester outage, and capital work on paper machine no. 3, resulted in lost production of 27,300 tonnes and total maintenance costs and lost contribution of approximately $13.8 million, which exceeded the planned financial impact by approximately $3.3 million.

Crofton was also impacted by a breach in the mill's main water supply line in April 2016. The breach caused a mill-wide water outage that resulted in incremental costs and lost contribution of approximately $3.1 million, although the company has recorded insurance proceeds, estimated at $1.1 million, receivable as of June 30, 2016.

Catalyst received multiple awards in the second quarter recognizing its environmental performance and sustainability achievements. For the 10th consecutive year, Catalyst was named as one of the Best 50 Corporate Citizens in Canada by Corporate Knights Magazine. Other acknowledgements included the company receiving the prestigious Canadian Industry for Energy Conservation Leadership Award in recognition of G13 in Powell River, as well as the Energy Management Insight Award recognizing the implementation of the ISO 50001 energy management system at Crofton.

Selected Financial Information

	2016			2015
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$971.2	$460.8	$510.4	$1,991.1	$510.8	$542.6	$458.4	$479.3
Operating earnings (loss)	(15.9)	(18.6)	2.7	(12.7)	(2.2)	23.8	(34.0)	(0.3)
Depreciation and amortization	27.7	13.3	14.4	61.4	17.3	15.0	14.8	14.3
Adjusted EBITDA	11.8	(5.3)	17.1	48.7	15.1	38.8	(19.2)	14.0
– before specific items	16.6	(1.1)	17.7	86.7	19.8	41.2	9.7	16.0
Net earnings (loss)	(9.7)	(26.6)	16.9	(49.4)	(26.3)	(12.9)	(32.4)	22.2
– before specific items	(32.4)	(27.3)	(5.1)	(28.0)	(10.0)	8.4	(13.8)	(12.6)
Adjusted EBITDA margin	1.2%	(1.2%)	3.3%	2.4%	3.0%	7.2%	(4.2%)	2.9%
– before specific items	1.7%	(0.2%)	3.5%	4.4%	3.9%	7.6%	2.1%	3.3%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(0.67)	$(1.84)	$1.17	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53
– before specific items	(2.23)	(1.88)	(0.35)	(1.93)	(0.69)	0.58	(0.95)	(0.87)
(In thousands of tonnes)
Sales	1,055.2	512.4	542.8	2,134.3	541.9	570.8	511.1	510.5
Production	1,056.7	523.0	533.7	2,136.8	545.6	558.2	494.8	538.2

Market Conditions

Markets continued to be difficult in the second quarter. Demand declined across all grades, although prices remained relatively stable.

Catalyst offset the challenge of declining printing and writing paper markets by improving product mix and accelerating product innovation. A number of new grades and products are in development. Exemplifying the company's progress is a recent announcement highlighting the availability of a new 7 point Orion matte paper that will meet a niche market need and provide customers with a reliable, one-stop supplier for No.3 coated free sheet.

During the quarter, the United States Department of Commerce confirmed that it will extend the timeline of its expedited review of the CVD. The company is disappointed by the Department of Commerce's decisions as its preliminary determination is now expected no later than November 7, 2016, with its final determination now delayed until at least the first quarter of 2017. Since the CVD was imposed on Catalyst in the second quarter of 2015, the company has incurred duties and associated legal costs of approximately $13.2 million, of which $2.2 million was incurred in the second quarter of 2016.

Outlook

In the second half of 2016, we anticipate that additional savings generated by Revitalization Programs, combined with reduced maintenance spending at all operations, will contribute positively to earnings. We also expect to benefit from strong seasonal sales demand for our traditional printing paper business and growth in new specialty product sales.

Further Quarterly Results Materials

This release, along with the full Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated one side (C1S), coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain statements in this news release, including, without limitation, the statements: regarding Catalyst's new 7 point Orion matte paper meeting a niche market need; that, in the second half of 2016, management anticipates that additional savings generated by its Revitalization Programs combined with reduced maintenance spending at all operations will contribute positively to earnings; and that management expects to benefit from strong seasonal sales demand for Catalyst's traditional printing paper business and growth in new specialty product sales, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including, without limitation, assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2015 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

For more information contact:
Frank De Costanzo
Senior Vice President & Chief Financial Officer
(604) 247-4014